Verizon Communications Inc. 1095 Avenue of the Americas New York, New York 10036

September 6, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verizon Communications Inc. Registration Statement on Form S-4
(File No. 333-227208), filed on September 6, 2018

Ladies and Gentlemen:

On September 6, 2018, Verizon Communications Inc. (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement (File No. 333-227208) (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers $4,251,527,000 aggregate principal amount of the Issuer’s new 4.329% Notes due 2028 (the “Exchange Notes”) to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding 4.329% Notes due 2028 (the “Initial Notes”). We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) stated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”). In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer following completion of the Exchange Offer, and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in any such prospectus. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer will also include in the letter of transmittal to be executed by each person participating in the Exchange Offer (the “Letter of Transmittal”) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Initial Notes represents to the Issuer that (i) it is not an affiliate of the Issuer, or if an affiliate of the Issuer, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes, (ii) the Exchange Notes will be acquired in the ordinary course of business, and (iii) it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer.

With respect to any broker-dealer participating in the Exchange Offer with respect to the Initial Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Initial Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding Initial Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Initial Notes pursuant to the Exchange Offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

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Very truly yours,

VERIZON COMMUNICATIONS INC.

/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General Counsel & Corporate Secretary